FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2004

Micrologix Biotech Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1

Press Release dated July 12, 2004

|NEWS RELEASE|
Micrologix Biotech Inc. | BC Research Complex | 3650 Wesbrook Mall | Vancouver BC Canada V6S 2L2

FOR IMMEDIATE RELEASE

Micrologix Reports Fourth Quarter and Fiscal Year 2004 Financial Results

Vancouver, CANADA, July 12, 2004 – Micrologix Biotech Inc. (TSX: MBI; OTC: MGIXF) reports financial results for the fourth fiscal quarter ended April 30, 2004:

Financial Results

The loss for the three months ended April 30, 2004 (“Q4/04”) was $3.8 million ($0.07 per common share) compared with a loss of $4.4 million ($0.10 per common share) for the same period last year (“Q4/03”) and a loss of $1.7 million ($0.04 per common share) for the preceding quarter (“Q3/04”).  The decrease in the loss in Q4/04 compared to Q4/03 is attributable principally to the MBI-594AN Phase IIb trial initiated in Q3/03 being completed in Q2/04. The increase in the loss in Q4/04 compared to Q3/04 is attributable principally to licensing revenue recognized in Q3/04 from the former MBI-226 license agreement with Fujisawa and the write-down of intangibles during Q4/04.

The loss for the year ended April 30, 2004 (“Fiscal 2004”) was $12.2 million ($0.26 per common share) as compared to $12.4 million ($0.30 per common share) for the same period last year (“Fiscal 2003”). The Fiscal 2004 loss includes additional stock-based compensation expense of $0.2 million as a result of the Company’s adoption of fair value accounting for stock option grants to executive officers, directors, and employees pursuant to the amendments to the recommendations of the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Total stock-based compensation expense for Fiscal 2004 was $0.23 million ($0.03 million for Fiscal 2003).

Revenues were down approximately $5.7 million (65%) in Fiscal 2004 due to the termination of the MBI-226 license agreement with Fujisawa; however this was offset by lower MBI-226 clinical program development costs in Fiscal 2004. Research and development collaboration revenues for Q4/04 were $nil ($1.7 million for Q4/03; $nil for Q3/04) and were $1.8 million for Fiscal 2004 ($8.3 million for Fiscal 2003).  Licensing revenues for Q4/04 were $nil ($0.1 million for Q4/03; $0.9 million for Q3/04) and were $1.2 million for Fiscal 2004 ($0.4 million for Fiscal 2003).

Research and development expenses were $1.9 million in Q4/04 ($4.1 million in Q4/03; $1.7 million in Q3/04) and were $10.1 million for Fiscal 2004 ($15.8 million for Fiscal 2003).  Research and development expenses decreased in Fiscal 2004 due primarily to MBI-226 development activities having been suspended following the phase III results in July 2003 pending clarification of the regulatory path forward and partnering of the program (see “Corporate Update”)..

General and corporate expenses for Q4/04 were $1.0 million ($1.2 million in Q4/03; $0.9 million in Q3/04) and were $3.6 million for Fiscal 2004 ($4.4 million for Fiscal 2003).  The 17% decrease in Fiscal 2004 is principally due to lower relocation, legal and contract service costs compared to Fiscal 2003.

The write-down of intangible assets for Q4/04 was $0.9 million ($0.7 million in Q4/03; $nil in Q3/04) and was $1.1 million for Fiscal 2004 ($0.7 million for Fiscal 2003). The write-down in Q4/04 is a conservative measure to reflect the Company’s decision to out-license rather than develop MBI-1121 for the treatment of Human Papillomavirus infections (program previously put on hold as result of the Company’s program prioritization process).

Interest income during Fiscal 2004 decreased to $0.6 million compared with $1.0 million during Fiscal 2003 as a result of lower average cash, cash equivalent and short-term investment balances and lower average interest rates. The foreign exchange loss for Fiscal 2004 was $0.2 million compared to a foreign exchange loss of $0.4 million for Fiscal 2003.

At April 30, 2004 Micrologix had $21.7 million (January 31, 2004: $17.7 million; April 30, 2003: $25.6 million) in cash, cash equivalents and short-term investments and the Company’s net working capital was $19.1 million (January 31, 2004: $16.5 million; April 30, 2003: $25.2 million), a decrease of $6.1 million during Fiscal 2004.

Micrologix Biotech Inc.

July 12, 2004

This decrease is attributable primarily to the Fiscal 2004 loss, less $6 million in net proceeds from a private placement equity financing completed in March 2004. The Company’s projected annual burn rate for Fiscal 2005 is between $11 million and $13 million, inclusive of the MitoKor operations.

As at April 30, 2004 there were 54,820,901 common shares issued and outstanding (April 30, 2003: 47,751,298) and 10,600,000 preferred shares outstanding (April 30, 2003: 6,600,000).  The preferred shares are convertible or redeemable (conversion or redemption is at the Company’s option) at US$1 per preferred share upon the achievement of specified drug development milestones in the Company’s lipopeptide, polyene, celgosivir and HPV programs.

Corporate Update

MBI-226 (prevention of catheter-related infections): In June 2004, the Company entered into an exclusive 60-day negotiation period to complete the terms of a definitive license agreement with a US-based specialty pharmaceutical company. Based on a meeting with the United States Food and Drug Administration (FDA), several options remain available for advancing the program toward market approval including completing a confirmatory Phase III trial and/or submitting a New Drug Application for catheter-related bloodstream infections based on statistically significant data from the Phase III study completed in July 2003.

MBI-594AN (treatment of acne): Discussions, negotiations, and due diligence activities with potential partners are ongoing. The Company is forecasting the completion of a licensing agreement before the end of calendar 2004 for the co-development and commercialization of MBI-594AN.

MBI-3253 (treatment of Hepatitis C Virus chronic infections): Activities to support the start of a Phase II study in the next few months are ongoing.

MitoKor Acquisition: On April 15, 2004, Micrologix announced an agreement to acquire San Diego-based MitoKor, Inc. As part of the approval process an application for a California fairness hearing has been submitted. Integration activities, which include program prioritization and planning, are ongoing. The acquisition is anticipated to close in August 2004 based on the estimated scheduling process of the fairness hearing.

MBI-2401 (treatment of serious, hospital-acquired, Gram-positive infections): Manufacturing process development work was initiated in January 2004. Clinical development is targeted to start in the first half of calendar 2005.

HCV/HBV Preclinical Programs: Lead identification and optimization work on the Company’s Hepatitis C Virus compounds is ongoing. Work on the Hepatitis B Virus compounds is proceeding at this time utilizing government sponsored National Institutes of Health (NIH) testing services with minimal internal resources.

About Micrologix

Micrologix Biotech Inc. is engaged in the research, development, and commercialization of drugs that advance therapy, improve health, and enrich lives. The Company has four product candidates in human clinical development, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation. On April 15, 2004, Micrologix announced an agreement to acquire San Diego-based MitoKor, Inc., a biotechnology company focused on the research and development of products for degenerative diseases such as Alzheimer’s disease, arthritis, and glaucoma.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (July 12, 2004) at 9:00 a.m. ET (6:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-387-6216 (U.S. and Canada) or (416) 405-9328 (Toronto area callers).  A replay of this call will be available from July 12 at 11:00 a.m. ET through July 26, 2004. The playback number is: 1-800-408-3053 or 416-695-5800, reservation number 3078787.The call will also be web cast at www.mbiotech.com.

Micrologix Biotech Inc.

July 12, 2004

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	April 30, 2004	April 30, 2003
Assets
Cash and cash equivalents	$ 4,383	$ 6,172
Short-term investments	17,336	19,432
Other current assets	341	3,609
Total current assets	$22,060	$29,213
Long-term investments	1	-
Other assets	463	-
Capital assets	1,358	1,321
Intangible assets	2,178	3,036
Total assets	$26,060	$33,570

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,944	$3,556
Current portion of capital lease obligation	58	-
Current portion of deferred revenue	-	457
Total current liabilities	$ 3,002	$ 4,013

Capital lease obligation	68	-
Deferred revenue	-	696
	$ 3,070	$ 4,709

Shareholders’ equity	22,990	28,861
Total liabilities and shareholders’ equity	$26,060	$33,570

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands Canadian dollars (except per share amounts)	Three months ended April 30		Year ended April 30
	2004	2003	2004	2003

Revenue
Licensing	$ -	$ 114	$ 1,153	$ 371
Research and development collaboration	-	1,728	1,818	8,260
	$ -	$ 1,842	$ 2,971	$ 8,631

Expenses
Research and development	1,868	4,081	10,128	15,783
General and corporate	984	1,184	3,648	4,382
Amortization	197	212	726	769
Write-down of intangible assets	905	689	1,069	689
	$ 3,954	$ 6,166	$15,571	$21,623

Operating loss	$ (3,954)	$ (4,324)	$ (12,600)	$ (12,992)
Interest income	125	192	602	997
Foreign exchange gain (loss)	13	(274)	(221)	(355)
Loss for the period	$ (3,816)	$ (4,406)	$ (12,219)	$ (12,350)

Deficit, beginning of period	(81,973)	(69,164)	(73,570)	(61,220)
Deficit, end of period	$(85,789)	$(73,570)	$(85,789)	$(73,570)

Basic and diluted loss per common share	$(0.07)	$(0.10)	$(0.26)	$(0.30)

Weighted avg. common shares outstanding (000’s)	51,384	46,312	47,833	41,626

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (3,816)	$ (4,406)	$(12,219)	$(12,350)
Loss not affecting cash:
Amortization	197	212	726	769
Stock-based compensation	25	4	235	27
Loss on disposal/write-down of assets	904	703	1,067	696
Changes in non-cash working capital items relating to operating activities	876	(855)	2,462	(6,955)
Deferred revenue	-	(114)	(1,153)	1,152
Cash used in operating activities	$ (1,814)	$ (4,456)	$(8,882)	$(16,661)

Cash provided by financing activities	$ 6,019	$ -	$ 6,060	$ 4,920

Funds from short-term investments	(2,131)	3,724	1,783	15,620
Purchases of capital assets	(20)	(86)	(155)	(267)
Intangible asset expenditures	(123)	(97)	(596)	(2,062)
Proceeds on disposal of capital assets	-	2	1	15
Cash (used in) provided by investing activities	$ (2,274)	$ 3,543	$ 1,033	$13,306

Increase (decrease) in cash and cash equivalents	$ 1,931	$ (913)	$(1,789)	$ 1,565
Cash and cash equivalents, beginning of period	2,452	7,085	6,172	4,607
Cash and cash equivalents, end of period	$ 4,383	$ 6,172	$ 4,383	$ 6,172

“Jim DeMesa”

James DeMesa, MD President & CEO

Contacts:

Jonathan Burke Investor & Media Relations Micrologix Biotech Inc. Telephone: 604-221-9666 Ext 241 Toll Free: 1-800-665-1968 Email: jburke@mbiotech.com	Gino de Jesus/ Dian Griesel, Ph.D The Investor Relations Group Telephone: 212-825-3210 Email: theproteam@aol.com

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: a projected annual burn rate for Fiscal 2005 between $11 million and $13 million; completion of a licensing agreement before the end of calendar 2004 for the co-development and commercialization of MBI-594AN; a Phase II study for MBI-3253 being started in the next few months; closing the acquisition of MitoKor in August 2004; and beginning clinical development of MBI-2401 in the first half of calendar 2005. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; future capital needs; uncertainty of future funding; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micrologix Biotech Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: July 12, 2004